Filed Pursuant to Rule 253(g)(2)

File No.  024-10583

MOGULREIT I, LLC

SUPPLEMENT NO. 32 DATED SEPTEMBER 25, 2018

TO THE OFFERING CIRCULAR DATED JANUARY 12, 2017

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we”, “our”, “us” or the “Company”), dated January 12, 2017, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “SEC”) on January 13, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Announce the declaration of distributions; and
•	Update our asset acquisitions.

Declaration of Distributions

On September 24, 2018, our Manager authorized a cash distribution of $0.0647 per share of the Company’s common shares to shareholders of record as of September  30, 2018. The Manager expects that the distributions will be paid on or about October  15, 2018.

This distribution equates to approximately 8.00% on an annualized basis assuming a $9.70 per share net asset value, and approximately 7.76% on an annualized basis assuming a $10.00 per share purchase price and calculated for the period beginning September 1, 2018 and ending September  30, 2018. The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period.

While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare monthly distributions in the future similar to the distribution disclosed herein.

Asset Acquisitions

The following information supplements the section of the Offering Circular captioned “Plan of Operation—Acquisition of Animas Preferred Equity —West Chester, PA”:

Animas Preferred Equity —West Chester, PA

On September 18, 2018, the sponsor under the preferred equity investment we acquired on January 11, 2017 relating to the acquisition of the Animas Building, a 111,451 square foot office/warehouse/production property located in West Chester, Pennsylvania, paid off the balance in full in the amount of $873,832, which included $869,521 in outstanding principal plus $4,311 in accrued interest through September 18, 2018.

The property was 100% leased to Animas Corporation, its sole tenant, through 2021 under a triple-net lease. Animas Corporation designs, develops and distributes insulin pumps to individuals with diabetes, and was acquired by Johnson & Johnson in 2006 for over $500,000,000. On October 5, 2017, Animas

Corporation announced that it would discontinue the production of insulin pumps. Shortly thereafter, the sponsor alerted our Manager that Animas Corporation would be vacating by December 31, 2018. In order to mitigate the risks associated with re-tenanting the building and limit potentially negative exposure, our Manager determined that the best course of action for investors is to exit the investment on the condition that the full principal and all accrued interest was paid through the exit date.